Super Light, Inc.
23A HaMe’eri St.
Givatayim, 53332
Israel
Phone:  +972-54-659-6370
Fax:    +972-77-424-6487

September 14, 2011

By Edgar

John Reynolds
Assistant Director
Securities and Exchange Commission
Washington DC   20549

Re:	Super Light, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 5, 2011
File No. 333-174435

Dear Mr. Reynolds:

Super Light, Inc. (“SLI”) acknowledges receipt of the letter dated August 31, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Third Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that SLI is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 2 to Registration Statement on Form S-1

Selling Security Holders, page 15

1.	Please provide the information under Selling Security Holders, on page 15 and Security Ownership of Certain Beneficial Owners and Management, on page 34, as of the most recent practicable date.

Response:       Revised.  With regard to the information under Selling Security Holders, on page 15 of the document, and Security Ownership of Certain Beneficial Owners and Management, on page 34 of the document, we have provided the information as of September 13, 2011.  Please see the Third Amended Draft.

Management's Discussion and Analysis, page 17
Plan of Operation, page 17

2.
It is unclear whether the costs described under Inspection/Verification and Regulatory Testing on page 19 are contemplated in the table under Expenditures on page 20. Please revise to clarify what portion of your budget is allocated to the inspection of goods in China. In this regards, we note that on page 19 you state you plan to hire an inspection company in the first quarter of 2012.

Response:       Revised.  We have revised the Expenditures table on page 20 of the document to clarify that the inspection line item applies to both inspections in China and inspections in Israel.  Please see the Third Amended Draft.

Management, page 13

3.
We note your revised disclosure on page 23 where you discuss your CEO's "extensive business experience in the Baltic countries over the last five years." Please revise your description of Mr. Kiper's business background on page 32 to disclose how he gained such experience.

Response:       Revised.  We have further revised the disclosure on page 23 of the document to describe how Mr. Kiper gained his extensive business experience in the Baltic countries.  From 2003 to 2008, Mr. Kiper was involved in raising funds for several residential real estate projects in the Baltic countries.  Please see the Third Amended Draft.

Existing or Probable Government Regulations, page 30

4.	We partially reissue comment 15 of our letter dated July 27, 2011. Please revise to expand your discussion of any Chinese governmental regulations on the company's business.

Response:       Revised.  We have expanded our discussion of relevant Chinese governmental regulations to include the following:

"Goods exported from China are subject to quality inspections by the Administration of Quality Supervision, Inspection and Quarantine (AQSIQ).  AQSIQ promulgates a Catalogue of Goods Subject to statutory inspection annually, and exports that are not listed in this catalogue may still be subject to random inspection by the local AQSIQ offices.

Under the Customs Law of China, exporters must register with Customs before filing customs declarations.  Exporters should file the declaration within 24 hours before the goods are loaded.  Customs will review the documents submitted and may randomly perform examinations of the goods."

Certain Relationships and Related Transactions, page 35

5.	Please revise this section to provide the information required by Item 404(a)(5) of Regulation S-K with respect to the loan from Ms. Hana Abu.

Response:       Revised.  We have revised the Certain Relationships and Related Transactions section of the document to include information as to the current outstanding balance of the loan provided by Ms. Hana Abu.  Please see the Third Amended Draft.

Financial Statements, page F-1
Financial Statement Updating

6.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Also update your summary financial data on page six accordingly.

Response:       Revised.  We have updated the financial statements and the summary financial data on page 6 of the document to be as of June 30, 2011.  Please see the Third Amended Draft.

Notes to Financial Statements, page F-7
5. Related Party Loans and Transactions, page F-10

7.
We note in the terms of the loan agreement between the Company and Ms. Abu, filed as Exhibit 10.1 to your Form S1/A2, that all outstanding amounts under the loan bear interest at a rate of 7% per annum. We further note your footnote disclosure that states the loan is non-interest bearing. Please revise as necessary so that your footnote disclosures agree with the loan terms in Exhibit 10.1.

Response:       Revised.  We have revised the footnote disclosure related to the loan provided to us by Ms. Hana Abu to disclose that such loan does not bear interest.  Please see the Third Amended Draft.

Other Expenses of Issuance and Distribution, Page II-1

8.	Please reconcile the estimated cost of legal and accounting fees and expenses listed in the table on page II-2 with your disclosure under Expenditures on page 20.

Response:       The estimated cost of legal and accounting fees and expenses listed in the table on page II-2 are the costs related to the filing of the registration statement.  These costs are not reflected in the Expenditures section on page 20 since the offering fees are not reflected in this table.  Please see the Third Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-659-6370.

Sincerely,

Zeev Joseph Kiper, President and Director
Super Light Inc.

VIA EDGAR
cc:	David Link, Securities and Exchange Commission, Division of Corporation Finance - Edgar